Palisade Bio, Inc.

5800 Armada Drive, Suite 210

Carlsbad, California 92008

April 22, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Michael Davis
Laura Crotty

Re:	Palisade Bio, Inc. (the “Company”)
Registration Statement on Form S-3
Filed: March 18, 2022
File No. 333-263709

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3, to become effective at 4:00 p.m. Eastern Time on April 26, 2022 or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact Karen E. Deschaine of Cooley LLP at (858) 550-6088.

Very truly yours,

PALISADE BIO, INC.

/s/ Thomas M. Hallam, Ph.D.
Thomas M. Hallam, Ph.D.
Chief Executive Officer